THE GARZARELLI FUNDS, INC.

FORM N-SAR

Report for the Year Ending December 10, 1997


Item 77J - Revaluation of Assets or Restatement of Capital Share
Accounts

In accordance with the provisions of Statement of Position 93-2, "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, reclassifications were recorded to increase undistributed net investment income by $6,835; and decrease paid-in capital in excess of par by $6,835 for the Garzarelli Balanced Fund.

These reclassifications have no impact on the net asset values of the Funds and are designed to present the Funds capital accounts on a tax basis.